Skadden, Arps, Slate, Meagher & Flom llp

DIRECT DIAL 212-735-2116 DIRECT FAX 917-777-2116 EMAIL ADDRESS Richard.Grossman@Skadden.com	FOUR TIMES SQUARE NEW YORK 10036-6522 ________ TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com April 23, 2013
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Peggy Kim, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

RE:	Transocean Ltd.
Definitive Additional Materials
Filed April 16 and 18, 2013
File No. 0-53533

Dear Ms. Kim:

We are writing on behalf of our client, Transocean Ltd. ("Transocean" or the "Company"), in response to the letter from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") dated April 19, 2013 (the "Comment Letter") relating to the above-referenced definitive additional materials (the "Additional Materials"). Set forth below are Transocean's responses to the comments raised in the Comment Letter. For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold and is followed by the corresponding response of Transocean.

Peggy Kim, Esq.
April 23, 2013

Soliciting Materials

General

1.	Please respond to the comments issued on April 15, 2013.

Response:  The Company responded to the Staff's comments on April 19, 2013.

Progress; Operational Improvement

2.
We note that you state that Transocean "[i]mproved adjusted earnings per share from operations by ~160%." In future filings, please revise to further describe the basis for your estimated value by disclosing the adjusted earnings per share from operations for each period.

Response:  The Company notes the Staff's comment and intends that in future filings it will describe the basis for its estimated values by disclosing the adjusted earnings per share from operations for each period.

Icahn's Misguided Agenda

3.	In future filings, please revise your soliciting materials to characterize each statement of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists.

Response:  The Company notes the Staff's comment and intends that in future filings its soliciting materials will characterize each statement of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists.

4.
We note that in several places you assert that Icahn's nominees lack independence. In future filings, please revise to clarify each time that you assert that they lack independence whether you mean that they are not independent under the standards applicable to Transocean, as described in Item 407(a) of Regulation S-K, or whether you mean that they have a relationship to the Icahn entities.

Response:  The Company notes the Staff's comment and intends that in future filings it will clarify each time that its asserts that Icahn's nominees lack independence whether the Company means that such nominees are not independent under the standards applicable to Transocean, as described in Item 407(a) of Regulation S-K, or whether the Company means that such nominees have a relationship to the Icahn entities.

Peggy Kim, Esq.
April 23, 2013

5.
Regarding Mr. Merksamer, we note that you state that there are "concerns regarding propriety of behavior raised in Dynegy bankruptcy in connection with improperly shielding coal assets from creditors." Please revise to provide more support and context for this statement or delete the disclosure. For example, please describe the concerns and behavior as they specifically relate to Mr. Merksamer.

Response:  The Company notes the Staff's comment and intends that in future filings it will either delete this disclosure or revise it in response to the Staff's comment.

6.
We note that you state that in June 2012, minority shareholders filed a breach of fiduciary duty suit against Mr. Lipinski and Mr. Merksamer. Please revise to provide more support and context for the lawsuit or delete the disclosure.

Response:  The Company notes the Staff's comment and intends that in future filings it will either delete this disclosure or revise it in response to the Staff's comment.

7.
We note that you include statements that attempt to connect another company's decision not to nominate Mr. Alapont for an additional director term or poor shareholder return performance with Mr. Alapont's performance on the board. In future filings, please revise to acknowledge each time such assertions are made that there may have been other factors that contributed to the director nomination decision or stock performance.

Response:  The Company notes the Staff's comment and intends that in future filings it will acknowledge each time the assertions noted by the Staff are made that there may have been other factors that contributed to the director nomination decision or stock performance.

***

Peggy Kim, Esq.
April 23, 2013

Should you have any questions relating to the foregoing matters or wish to discuss further any of the responses above, please contact me at (212) 735-2116, or Stephen F. Arcano at (212) 735-3542 or Neil P. Stronski at (212) 735-2839.

Very truly yours,

/s/ Richard J. Grossman

Richard J. Grossman

Enclosure

cc:	Allen Katz, Esq.
Stephen F. Arcano, Esq.
Neil P. Stronski, Esq.